                         [SIDLEY & AUSTIN LETTERHEAD]


                                                   November 21, 1996


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

     Re: Firearms Training Systems, Inc. Registration Statement on Form 8-A
         ------------------------------------------------------------------

Ladies and Gentlemen:

     On behalf of Firearms Training Systems, Inc. (the "Company"), the Form 8-A registration statement of the Company, filed on November 21, 1996, and with accession number 0000950130-96-004510, hereby is withdrawn. The registration statement stated on the cover page that securities were being registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The application should have stated that securities were being registered pursuant to Section 12(g) of the Exchange Act, as the Company is to be listed on the Nasdaq National Market. A revised 8-A will be filed on the date of this letter (November 21, 1996) pursuant to Section 12(g) of the Exchange Act.

     Should you have any questions or comments regarding this filing, please call me at (212) 906-2384.


                                        Very truly yours,

                                    /s/ Francois-Ihor Mazur
                                    -------------------------
                                    Francois-Ihor Mazur


cc: Steve Brown
    The Nasdaq Stock Market, Inc.
    1735 K Street, NW
    Washington, D.C. 20006